中国银行
BANK OF CHINA

07024264

File No.82-35030

Our Ref: BOC/BSHK(2007)032(JY)

4 June 2007

BY COURIER

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of each of the documents, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact our Mr. Zhang Handong at (8610) 6659 4567 or our Ms. Huang Xuefei at (852) 2826 6469.

Yours faithfully,
For and on behalf of
Bank of China Limited

Jason C.W. Yeung
Company Secretary

Encl.

Annex A

List of Documents Furnished

1. Supplemental Circular to holders of H shares in relation to Supplemental Notice of Annual General Meeting;

2. Letter to holders of H shares in relation to the Supplemental Notice of Annual General Meeting;

3. Supplemental Proxy Form for Annual General Meeting to holders of H shares;

4. Supplemental Notice of Annual General Meeting published in newspapers in Hong Kong on 28 May 2007;

5. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 May 2007 filed by the Bank with the Stock Exchange of Hong Kong Limited;

6. Bank of China Limited Supplemental Notice of Annual General Meeting to holders of A shares;

7. Proxy form for the interim proposals of the Annual General Meeting of Bank of China Limited to holders of A shares;

8. Bank of China Limited Supplemental Notice of Annual General Meeting published in Mainland, PRC on 28 May 2007.

中國銀行
BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

WHEREAS

The articles of association of Bank of China Limited (the "Bank") provides that a shareholder holding 5% or more (in the case of nomination of directors and supervisors) or 3% or more (in the case of other motions) of the total shares with voting power of the Bank shall have the right to propose additional motion(s) to the shareholders' general meeting. In accordance with the request by China SAFE Investments Limited, which currently owns 67.49% of the total issued share capital of the Bank, three supplemental resolutions shall be tabled before the forthcoming annual general meeting of the Bank for shareholders' approval.

THE SUPPLEMENTAL NOTICE IS HEREBY GIVEN that an annual general meeting of the Bank will be held, **as originally scheduled, on Thursday, 14 June 2007 at 3:00 p.m. (and registration will begin at 1:00 p.m.) at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China** for the purpose of considering, and if thought fit, passing the following resolutions 11A and 11B as the additional ordinary resolutions and resolution 16 as the additional special resolution in addition to the resolutions set out in the previous notice of annual general meeting dated 25 April 2007 (the "Original Notice") of the same meeting:

ORDINARY RESOLUTIONS

11A. In addition to the consideration and approval of the directors to be elected and re-elected at the annual general meeting as announced in the circular to shareholders regarding the annual general meeting dated 25 April 2007, the Bank will at the forthcoming annual general meeting consider and approve the additional resolutions to re-elect Mr. Zhang Jinghua, Ms. Hong Zhihua and Ms. Huang Haibo and to elect Mr. Cai Haoyi, Mr. Lin Yongze and Mr. Wang Gang as non-executive directors of the Bank.

11B. The Bank will at the forthcoming annual general meeting consider and approve the additional resolutions to re-elect Mr. Liu Ziqiang, Mr. Wang Xueqiang and Mr. Liu Wanming as supervisors of the Bank.

SPECIAL RESOLUTION

16. To consider and approve the additional resolution in relation to the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB3 billion and the authorization of the Board to finalize and deal with all related matters.

Save for those set forth above, nothing in this Supplemental Notice shall affect the resolutions contained in the Original Notice or any information contained in the circular to shareholders dated 25 April 2007.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 28 May 2007

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, ZHANG Jinghua, YU Erniu*, ZHU Yan*, ZHANG Xinze*, HONG Zhihua*, HUANG Haibo*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, HUA Qingshan, LI Zaohang, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN# and Alberto TOGNI#.*

* *Non-Executive Directors*

Independent Non-Executive Directors

Notes:

1. Shareholders may view and download this Supplemental Notice of Annual General Meeting from the Bank's website at http://www.boc.cn or the website of the Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk. Biographical details of the directors and supervisors additionally nominated for election and re-election and information regarding the issue of Renminbi-denominated bonds are set out in Appendix 1 to this notice.

2. A supplemental proxy form in respect of the above ordinary resolutions 11A and 11B and special resolution 16 has been sent to the shareholders on even date. If you have validly appointed a proxy to attend and act on your behalf at the annual general meeting but have not completed and delivered the supplemental proxy form, your proxy will be entitled to vote at his/her discretion on the ordinary resolutions 11A and 11B and special resolution 16 set out in this Supplemental Notice of Annual General Meeting.

3. Please refer to the Original Notice for details in respect of other resolutions to be passed at the annual general meeting, eligibility of attendance, registration procedures, proxy and other relevant matters. Shareholders may view and download the Original Notice from the Bank's website at http://www.boc.cn or the website of the Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk.

APPENDIX 1
BIOGRAPHICAL DETAILS OF DIRECTORS AND SUPERVISORS FOR ELECTION AND RE-ELECTION AND INFORMATION REGARDING THE ISSUE OF RENMINBI-DENOMINATED BONDS

On 24 May 2007, Central SAFE Investments Limited ("Huijin"), the controlling shareholder of the Bank, submitted to the Board of the Bank the following interim proposals: proposals regarding election and re-election of directors and supervisors of the Bank, and proposal on the issue of RMB bonds in Hong Kong for an amount not exceeding RMB3 billion and the authorization of the Board to finalize and deal with all related matters.

Huijin proposes to nominate Mr. Zhang Jinghua, Ms. Hong Zhihua, Ms. Huang Haibo, Mr. Cai Haoyi, Mr. Lin Yongze and Mr. Wang Gang as non-executive directors of the Bank; nominate Mr. Liu Ziqiang, Mr. Wang Xueqiang and Mr. Liu Wanming as shareholder's representative supervisors of the Bank; and to submit the aforesaid proposals to the 2006 annual general meeting of the Bank for approval. Upon request of the Bank, Huijin proposes to the 2006 annual general meeting to approve the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB3 billion and the authorization of the Board to finalize and deal with all related matters. According to the relevant provisions of the applicable laws and regulations as well as the articles of association of the Bank, the aforesaid proposals will be listed as additional proposals to the 2006 annual general meeting for approval.

1. PROPOSALS REGARDING ELECTION AND RE-ELECTION OF DIRECTORS AND SUPERVISORS OF THE BANK (ORDINARY RESOLUTIONS)

Articles 122 and 175 of the Bank's Articles of Association provide that directors and shareholder's representative supervisors shall be elected by the shareholders' meeting and shall serve a term of office of three years commencing from the date of approval by the China Banking Regulatory Commission. A director and/or a supervisor may serve consecutive terms if he/she is re-elected upon the expiration of his/her term. Mr. Zhang Jinghua, Mr. Yu Erniu, Mr. Zhang Xinze, Ms. Zhu Yan, Ms. Hong Zhihua and Ms. Huang Haibo are non-executive directors whose terms of office will expire in August 2007. Mr. Liu Ziqiang, Mr. Wang Xueqiang and Mr. Liu Wanming are supervisors whose terms of office will expire in August 2007. Due to personal reasons, Mr. Yu Erniu, Mr. Zhang Xinze and Ms. Zhu Yan will retire from office upon the expiration of their current terms. Each of the remaining directors and supervisors has been nominated by Huijin and will offer themselves for re-election at the forthcoming annual general meeting. Furthermore, Huijin also proposes to nominate Mr. Cai Haoyi, Mr. Lin Yongze and Mr. Wang Gang as candidates for non-executive directors of the Bank in order to replace Mr. Yu Erniu, Mr. Zhang Xinze and Ms. Zhu Yan who will retire from office upon the expiration of their term of office. Accordingly, ordinary resolutions will be proposed at the forthcoming annual general meeting to re-elect Mr. Zhang Jinghua, Ms. Hong Zhihua and Ms. Huang Haibo as non-executive directors, to elect Mr. Cai Haoyi, Mr. Lin Yongze and Mr. Wang Gang as non-executive directors and to re-elect Mr. Liu Ziqiang, Mr. Wang Xueqiang and Mr. Liu Wanming as shareholder's representative supervisors of the Bank.

All the retiring directors and supervisors who offered themselves for re-election will be appointed for a term of three years which will end on the date of the Bank's annual general meeting in 2010. The term of office of the above newly nominated non-executive directors will commence from the date Mr. Yu Erniu, Mr. Zhang Xinze and Ms. Zhu Yan vacate their office or the date of approval by China Banking Regulatory Commission (whichever is later) and will end on the date of the Bank's annual general meeting in 2010.

None of the retiring directors and supervisors who offered themselves for re-election and the proposed new directors hold any position with the Bank or any of its subsidiaries. None of the retiring directors who offered themselves for re-election and the proposed new directors has received any compensation or director's fees from the Bank. They are instead remunerated by Huijin where they hold a position. In 2006, the amount of compensation paid by the Bank to the above supervisors nominated for re-election was as follows: RMB1,312,599 to Mr. Liu Ziqiang, RMB878,334 to Mr. Wang Xueqiang and RMB874,247 to Mr. Liu Wanming. The level of such remuneration was determined based on the duties and responsibilities of the respective supervisors owed towards the Bank. Except for those set forth above, none of the retiring directors and supervisors who offered themselves for re-election and the proposed new directors has any other relationship with any director, senior management, or substantial or controlling shareholder of the Bank.

In respect of each of the aforesaid retiring directors and supervisors who offered themselves for re-election and the proposed new directors, none of them has any interests in the shares of the Bank or its associated companies within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Moreover, there is nothing which needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules nor is there any issues which need to be brought to the attention of the shareholders. None of the retiring directors who offered themselves for re-election and the proposed new directors has been penalized by the China Securities Regulatory Commission or other relevant departments and stock exchange.

To enable shareholders to make an informed decision on the directors and supervisors to be elected and re-elected, the biographical details of relevant directors and supervisors are set out below for the information of shareholders.

1. Mr. ZHANG Jinghua, Non-Executive Director

aged 50, has served as a Non-Executive Director of Bank of China Limited since August 2004. Mr. Zhang worked for the China Securities Regulatory Commission from January 1993 to August 2004 in various capacities, including Director of Listed Companies Department, Director of Market Supervision Department, Director of Fund Supervision Department, Director of International Cooperation and a member of the Planning and Development Commission. Mr. Zhang graduated from Northeast Forestry Institute in 1982 and obtained a MBA degree from the State University of New York in 1988.

2. Ms. HONG Zhihua, Non-Executive Director

aged 54, has served as a Non-Executive Director of the Bank since August 2004. Ms. Hong previously worked for the State Administration of Foreign Exchange from January 1982 to August 2004 in various capacities, including Deputy Director General of the Policy and Regulation Department, Deputy Director General of the International Balance Department and Inspector of the General Affairs Department. Ms. Hong is a senior economist and graduated from Yunnan University with a Bachelor's degree in Chinese Literature in 1982.

3. Ms. HUANG Haibo, Non-Executive Director

aged 54, has served as a Non-Executive Director of the Bank since August 2004. Ms. Huang worked for the PBOC from August 1977 to August 2004 in various capacities, including Deputy Director General of the Treasury Bureau. Ms. Huang graduated from the Accounting Department, Shanxi Finance University. She is a senior accountant and Certified Public Accountant of the Chinese Institute of Certified Public Accountants.

4. Mr. CAI HAOYI, Non-Executive Director

aged 52, has worked in several positions in the People's Bank of China from 1986 to present, including Deputy Director of the Graduate School of the People's Bank of China, Deputy Director of Research Institute of Finance and Banking, Deputy Director of the Research Bureau, General Secretary of the Monetary Policy Committee and Deputy Director of the Monetary Policy Department. Mr. Cai has the professional title of research fellow, and currently serves as the tutor for postgraduate students of Financial Research Institute, the tutor for doctorial students of the University of International Business and Economics, and a member of China Society for Finance and Banking. He graduated from Economics Department of Peking University in 1983 with the bachelor's degree in economics. In 1986, he graduated from the Graduate School of the People's Bank of China with the master's degree in economics. In 1995, he continued the doctoral degree program of economics in the Graduate School of the People's Bank of China and got his Ph.D. in 2001.

5. Mr. LIN YONGZE, Non-Executive Director

aged 56, has worked in several positions in the Ministry of Finance from 1986 to present, including Deputy Director and Director of the Agricultural Finance Department, Agricultural Taxation Department and Tax Policy Department, researcher of Tax System and Rule Department and Tax Policy Department, member of the Rural Tax and Fee Reform Working Group Office of the State Council, Deputy Director of Tax Policy Department, Deputy Director of Xinjiang Finance Department, and Deputy Ombudsman of Tariff Policy Department. Mr. Lin graduated from Zhongshan University in 1976 with a bachelor's degree.

6. Mr. WANG GANG, Non-Executive Director

aged 54, has worked in several positions in the Ministry of Finance from 1989 to present, including official and Deputy Director of Income Tax Division of Tax Policy Department, Tax Policy Department and International Tax Department, Director of Turnover Tax Department, and Deputy Ombudsman of Tax Policy Department. Mr. Wang graduated from Finance Department of Central University of Finance and Economics, majoring in Finance. He received a master's degree in economics from the Tax Department of the university in 1988 and another master's degree in economics from the George Washington University in 1998.

7. **Mr. LIU ZIQIANG, Supervisor**

aged 59, has served as Chairman of our Board of Supervisors since August 2004. Mr. Liu was Chairman of the Board of Supervisors of our bank before our corporate restructuring from July 2003 to August 2004. He was Chairman of the Board of Supervisors of the Agricultural Development Bank of China from June 2000 to July 2003, and Vice President of the CCB from April 1997 to June 2000 and head of Planning Department of CCB from February 1995 to April 1997. From November 1986 to May 1994, Mr. Liu held various positions in financial institutions in Shenzhen, including as Chief of the Shenzhen Development Bank Preparation Team, Deputy General Manager of Shenzhen Agricultural Bank, and Acting President, Board Chairman and General Manager of Shenzhen Development Bank. Mr. Liu received a Master's degree in Economics from the Graduate School of the PBOC in 1984.

8. **Mr. WANG XUEQIANG, Supervisor**

aged 49, has been a Supervisor since August 2004. Mr. Wang served as a Director-General Supervisor of the Bank before our corporate restructuring from July 2003 to August 2004. From October 2001 to July 2003, Mr. Wang served as a Deputy Director-General Supervisor designated directly by the State Council at the Agricultural Development Bank of China. Mr. Wang worked for the MOF and the Central Financial Working Commission from April 1985 to October 2001. Mr. Wang obtained two Bachelor's degrees from Central University of Finance and Economics in 1996 and from Renmin University of China in 1998. Mr. Wang is a Certified Public Accountant qualified by the Chinese Institute of Certified Public Accountants.

9. **Mr. LIU WANMING, Supervisor**

aged 48, has been a Supervisor of the Bank since August 2004. From November 2001 to August 2004, designated directly by the State Council, he served as a Director Supervisor at Bank of Communications and a deputy Director-General Supervisor at our bank. From August 1984 to November 2001, Mr. Liu worked with the National Audit Office, the Agricultural Development Bank of China and Bank of Communications. Mr. Liu received a Bachelor's degree in Economics from Jiangxi University of Finance in 1984.

2. PROPOSAL ON THE ISSUE OF RENMINBI-DENOMINATED BONDS IN HONG KONG FOR AN AMOUNT NOT EXCEEDING RMB3 BILLION AND THE AUTHORIZATION OF THE BOARD TO FINALIZE AND DEAL WITH ALL RELATED MATTERS (SPECIAL RESOLUTION)

It is proposed to authorize the Bank to issue bonds denominated in Renminbi on the following principal terms and the Board to finalize the terms of such issue including the timing of the issue, the issue size, the term and the interest rate and the execution of all related documentations.

(1) Issue size

Taking into consideration the total amount of Renminbi-denominated deposits in Hong Kong, the development of Hong Kong bond market and the random survey of the views of Hong Kong investors, the issue size will not exceed RMB3 billion.

(2) Term

In accordance with investment preference of Hong Kong investors and the utilization of the Bank's funds, the term will not exceed three years.

(3) Interest rate

The nominal rate of the Renminbi-denominated bonds will be determined by reference to the level of Renminbi deposit rate in Mainland China and Hong Kong and the level of bond yield in the relevant bond market, and will be finalized by reference to the term of the bond and prevailing market conditions.

Please also refer to the published version of this announcement in ***South China Morning Post.***

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

28 May 2007

Dear H Shareholders,

On 24 May 2007, the Board of Directors (the "Board") of Bank of China Limited (the "Bank") received proposals from Central SAFE Investments Limited ("Huijin"), the controlling shareholder of the Bank, nominating certain individuals as non-executive directors and shareholders' representative supervisors of the Bank and in relation to the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB3 billion, and requesting the Bank to submit the aforesaid proposals for approval at the 2006 annual general meeting ("AGM") of the Bank to be held on 14 June 2007. According to the articles of association of the Bank, a shareholder holding 5% or more (in the case of nomination of directors and supervisors) or 3% or more (in the case of other motions) of the total shares with voting power has the right to propose additional motion(s) to a shareholders' general meeting. As Huijin currently owns 67.49% of the total issued share capital of the Bank, the Board has agreed to include Huijin's proposals as additional resolutions 11A, 11B and 16 to the AGM for approval.

Please note that **the AGM will be held, as originally scheduled, on Thursday, 14 June 2007 at 3:00 p.m.** (registration will begin at 1:00 p.m.) **at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China**. Details of resolutions 11A, 11B and 16 and biographical details of the directors and shareholders' representative supervisors nominated by Huijin and information regarding the issue of Renminbi-denominated bonds are set out in the Bank's Supplemental Notice of Annual General Meeting, which was published in the South China Morning Post (in the English language) and the Hong Kong Economic Journal (in the Chinese language) on 28 May 2007. Please refer to the original AGM notice dated 25 April 2007 for details in respect of other resolutions to be passed, eligibility of attendance, registration procedures, proxy and other relevant matters. You can also view and download the aforesaid original AGM notice and the supplemental AGM notice from the Bank's website at http://www.boc.cn or the website of the Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk.

A supplemental proxy form in respect of resolutions 11A, 11B and 16 is hereby enclosed for you to appoint one or more proxies to attend and vote on resolutions 11A, 11B and 16 on your behalf. If you have validly appointed a proxy to attend and act for you at the AGM but do not complete and return the supplemental proxy form, your proxy will be entitled to vote at his/her discretion on resolutions 11A, 11B and 16.

If you have any queries, please contact the H Share Registrar of the Bank, Computershare Hong Kong Investor Services Limited, at (852) 2862 8633 or at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Yours faithfully,
Bank of China Limited

中国银行
BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 3988)

SUPPLEMENTAL PROXY FORM

For the Annual General Meeting of Bank of China Limited (the "Bank") on 14 June 2007 and at any adjournment thereof

I/We (Note 1) ______________________ of (Note 2) ____
______________________________________ being the registered holder(s) of (Note 3) ______________________ A shares/H shares of RMB1.00 each in the capital of the Bank, hereby appoint the Chairman of the meeting (Notes 4 and 5) or ______________________________
______________________ of ____
and/or ______________ of ____
to act as my/our proxy to attend and vote for me/us and on my/our behalf at the annual general meeting of the Bank to be held at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China on Thursday, 14 June 2007 at 3:00 p.m. and at any adjournment thereof and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Bank.

I/We wish my/our proxy to vote as indicated below in respect of the additional resolutions 11A, 11B and 16 set out in the Supplemental Notice of Annual General Meeting dated 28 May 2007.

Please indicate how you wish your vote(s) to be cast by ticking the appropriate box next to each resolution. (Note 6)

Ordinary Resolutions	For	Against	Abstain
11A. To consider and approve the election and re-election of the following individuals as Non-executive Directors of the Bank.			
11A.1 To re-elect Mr. Zhang Jinghua as a Non-executive Director of the Bank.			
11A.2 To re-elect Ms. Hong Zhihua as a Non-executive Director of the Bank.			
11A.3 To re-elect Ms. Huang Haibo as a Non-executive Director of the Bank.			
11A.4 To elect Mr. Cai Haoyi as a Non-executive Director of the Bank.			
11A.5 To elect Mr. Lin Yongze as a Non-executive Director of the Bank.			
11A.6 To elect Mr. Wang Gang as a Non-executive Director of the Bank.			
11B. To consider and approve the re-election of the following individuals as Supervisors of the Bank.			
11B.1 To re-elect Mr. Liu Ziqiang as a Supervisor of the Bank.			
11B.2 To re-elect Mr. Wang Xueqiang as a Supervisor of the Bank.			
11B.3 To re-elect Mr. Liu Wanming as a Supervisor of the Bank.			
Special Resolution			
16. To consider and approve the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB3 billion and the authorization of the Board to finalize and deal with all related matters.			

Signature ______________________________ (Note 7) Dated ______________________, 2007

NOTES:

1. Please insert full name(s) in **BLOCK CAPITALS**.
2. Please insert full address(es) in **BLOCK CAPITALS**.
3. Please insert the number of shares registered in your name(s). If no number is inserted, this supplemental proxy form will be deemed to relate to all shares in the capital of the Bank registered in your name(s). Please cross out the type of shares (A shares or H shares) to which this proxy form does not relate.
4. If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or more proxies to attend instead of you and to vote on your behalf whether on a show of hands or on a poll. A proxy need not be a shareholder of the Bank, but must attend the meeting in person in order to represent you.
5. If a proxy other than the Chairman of the meeting is preferred, cross out the words "the Chairman of the meeting" and insert the full name and address of the proxy (or proxies) desired in the space provided. If no name is inserted, the Chairman of the meeting will act as your proxy. **Any changes should be initialed.**
6. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING, TICK THE APPROPRIATE BOX MARKED "ABSTAIN".** If you return this supplemental proxy form without indicating as to how your proxy is to vote on any particular matter, the person appointed as your proxy will exercise his/her discretion as to whether he/she votes and, if so, how and, unless instructed otherwise, he/she may also vote or abstain from voting as he/she thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting. Details of the resolutions are set out in the Bank's Supplemental Notice of Annual General Meeting, which was published in the South China Morning Post (in the English language) and the Hong Kong Economic Journal (in the Chinese language) on 28 May 2007. You can also view and download the said supplemental notice from the Bank's website at http://www.boc.cn or the website of the Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk.
7. This supplemental proxy form must be signed and dated by the shareholder or his/her attorney duly authorized in writing. If the shareholder is a company, it should execute this supplemental proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. **In case of joint shareholdings, any one shareholder may sign this supplemental proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Bank in respect of the joint shareholding.**
8. To be valid, this supplemental proxy form, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be completed and deposited at the Bank's Board Secretarial Department (for holders of A shares) or the H Share Registrar of the Bank, Computershare Hong Kong Investor Services Limited (for holders of H shares), **at least 24 hours before the meeting or adjourned meeting.** The Bank's Board Secretarial Department is located at Bank of China Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing 100818, the People's Republic of China. Computershare Hong Kong Investor Services Limited is located at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The effective period of appointment of your proxy appointed under this supplemental proxy form shall cease upon conclusion of the annual general meeting or any adjourned meeting.
9. Completion and delivery of this supplemental proxy form will not preclude you from attending and voting at the meeting if you so wish.
10. This supplemental proxy form will not affect the validity of any proxy form duly completed by you in respect of the resolutions set out in the Notice of Annual General Meeting dated 25 April 2007. If you have validly appointed a proxy to attend and act for you at the meeting but do not complete and deliver this supplemental proxy form, your proxy will be entitled to vote at his discretion on the ordinary resolutions 11A and 11B and special resolution 16 set out in the Supplemental Notice of Annual General Meeting dated 28 May 2007.
11. **This supplemental proxy form is intended to be used only for the additional ordinary resolutions 11A and 11B and special resolution 16 specified herein. For other ordinary resolutions and special resolution, please use the proxy form dispatched together with the circular dated 25 April 2007.** You can view and download the aforesaid circular and proxy form from the Bank's website at http://www.boc.cn or the website of the Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk.

File No. 82-35030

South China Morning Post

Date : 28 May 2007

中国银行

BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

WHEREAS

The articles of association of Bank of China Limited (the "Bank") provides that a shareholder holding 5% or more (in the case of nomination of directors and supervisors) or 3% or more (in the case of other motions) of the total shares with voting power of the Bank shall have the right to propose additional motion(s) to the shareholders' general meeting. In accordance with the request by China SAFE Investments Limited, which currently owns 67.49% of the total issued share capital of the Bank, three supplemental resolutions shall be tabled before the forthcoming annual general meeting of the Bank for shareholders' approval.

THE SUPPLEMENTAL NOTICE IS HEREBY GIVEN that an annual general meeting of the Bank will be held, as originally scheduled, on Thursday, 14 June 2007 at 3:00 p.m. (and registration will begin at 1:00 p.m.) at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China for the purpose of considering, and if thought fit, passing the following resolutions 11A and 11B as the additional ordinary resolutions and resolution 16 as the additional special resolution in addition to the resolutions set out in the previous notice of annual general meeting dated 25 April 2007 (the "Original Notice") of the same meeting.

ORDINARY RESOLUTIONS

11A. In addition to the consideration and approval of the directors to be elected and re elected at the annual general meeting as announced in the circular to shareholders regarding the annual general meeting dated 25 April 2007, the Bank will at the forthcoming annual general meeting consider and approve the additional resolutions to re elect Mr. Zhang Jinghua, Ms. Hong Zhihua and Ms. Huang Haibo and to elect Mr. Cai Haoyi, Mr. Lin Yongze and Mr. Wang Gang as non-executive directors of the Bank

11B The Bank will at the forthcoming annual general meeting consider and approve the additional resolutions to re elect Mr. Liu Ziqiang, Mr. Wang Xueqiang and Mr. Liu Wanming as supervisors of the Bank.

SPECIAL RESOLUTION

16. To consider and approve the additional resolution in relation to the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB3 billion and the authorization of the Board to finalize and deal with all related matters.

Save for those set forth above, nothing in this Supplemental Notice shall affect the resolutions contained in the Original Notice or any information contained in the circular to shareholders dated 25 April 2007.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 28 May 2007

As at the date of this announcement, the Directors of the Bank are XIAO Gang, LI Lihui, ZHANG Jinghua, YU Erniu*, ZHU Yan*, ZHANG Xinze*, HONG Zhihua*, HUANG Haibo*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, HUA Qingshan, LI Zaohang, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN# and Alberto TOGNI#.*

* *Non Executive Directors*

\# *Independent Non Executive Directors*

Notes:

1. Shareholders may view and download this Supplemental Notice of Annual General Meeting from the Bank's website at http://www.boc.cn or the website of the Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk. Biographical details of the directors and supervisors additionally nominated for election and re-election and information regarding the issue of Renminbi-denominated bonds are set out in Appendix 1 to this notice.

2. A supplemental proxy form in respect of the above ordinary resolutions 11A and 11B and special resolution 16 has been sent to the shareholders on even date. If you have validly appointed a proxy to attend and act on your behalf at the annual general meeting but have not completed and delivered the supplemental proxy form, your proxy will be entitled to vote at his/her discretion on the ordinary resolutions 11A and 11B and special resolution 16 set out in this Supplemental Notice of Annual General Meeting.

3. Please refer to the Original Notice for details in respect of other resolutions to be passed at the annual general meeting, eligibility of attendance, registration procedures, proxy and other relevant matters. Shareholders may view and download the Original Notice from the Bank's website at http://www.boc.cn or the website of the Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk.

APPENDIX 1

BIOGRAPHICAL DETAILS OF DIRECTORS AND SUPERVISORS FOR ELECTION AND RE-ELECTION AND INFORMATION REGARDING THE ISSUE OF RENMINBI-DENOMINATED BONDS

On 24 May 2007, Central SAFE Investments Limited ("Huijin"), the controlling shareholder of the Bank, submitted to the Board of the Bank the following interim proposals: proposals regarding election and re-election of directors and supervisors of the Bank, and proposal on the issue of RMB bonds in Hong Kong for an amount not exceeding RMB3 billion and the authorization of the Board to finalize and deal with all related matters

Huijin proposes to nominate Mr. Zhang Jinghua, Ms. Hong Zhihua, Ms. Huang Haibo, Mr. Cai Haoyi, Mr. Lin Yongze and Mr. Wang Gang as non-executive directors of the Bank; nominate Mr. Liu Ziqiang, Mr. Wang Xueqiang and Mr. Liu Wanming as shareholder's representative supervisors of the Bank; and to submit the aforesaid proposals to the 2006 annual general meeting of the Bank for approval. Upon request of the Bank, Huijin proposes to the 2006 annual general meeting to approve the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB3 billion and the authorization of the Board to finalize and deal with all related matters. According to the relevant provisions of the applicable laws and regulations as well as the articles of association of the Bank, the aforesaid proposals will be listed as additional proposals to the 2006 annual general meeting for approval.

1. **PROPOSALS REGARDING ELECTION AND RE-ELECTION OF DIRECTORS AND SUPERVISORS OF THE BANK (ORDINARY RESOLUTIONS)**

Articles 122 and 175 of the Bank's Articles of Association provide that directors and shareholder's representative supervisors shall be elected by the shareholders' meeting and shall serve a term of office of three years commencing from the date of approval by the China Banking Regulatory Commission. A director and/or a supervisor may serve consecutive terms if he/she is re-elected upon the expiration of his/her term. Mr. Zhang Jinghua, Mr. Yu Erniu, Mr. Zhang Xinze, Ms. Zhu Yan, Ms. Hong Zhihua and Ms. Huang Haibo are non-executive directors whose terms of office will expire in August 2007. Mr. Liu Ziqiang, Mr. Wang Xueqiang and Mr. Liu Wanming are supervisors whose terms of office will expire in August 2007. Due to personal reasons, Mr. Yu Erniu, Mr. Zhang Xinze and Ms. Zhu Yan will retire from office upon the expiration of their current terms. Each of the remaining directors and supervisors has been nominated by Huijin and will offer themselves for re-election at the forthcoming annual general meeting. Furthermore, Huijin also proposes to nominate Mr. Cai Haoyi, Mr. Lin Yongze and Mr. Wang Gang as candidates for non-executive directors of the Bank in order to replace Mr. Yu Erniu, Mr. Zhang Xinze and Ms. Zhu Yan who will retire from office upon the expiration of their term of office. Accordingly, ordinary resolutions will be proposed at the forthcoming annual general meeting to re-elect Mr. Zhang Jinghua, Ms. Hong Zhihua and Ms. Huang Haibo as non executive directors, to elect Mr. Cai Haoyi, Mr. Lin Yongze and Mr. Wang Gang as non-executive directors and to re-elect Mr. Liu Ziqiang, Mr. Wang Xueqiang and Mr. Liu Wanming as shareholder's representative supervisors of the Bank.

All the retiring directors and supervisors who offered themselves for re-election will be appointed for a term of three years which will end on the date of the Bank's annual general meeting in 2010. The term of office of the above newly nominated non-executive directors will commence from the date Mr. Yu Erniu, Mr. Zhang Xinze and Ms. Zhu Yan vacate their office or the date of approval by China Banking Regulatory Commission (whichever is later) and will end on the date of the Bank's annual general meeting in 2010

None of the retiring directors and supervisors who offered themselves for re-election and the proposed new directors hold any position with the Bank or any of its subsidiaries. None of the retiring directors who offered themselves for re-election and the proposed new directors has received any compensation or director's fees from the Bank. They are instead remunerated by Huijin where they hold a position. In 2006, the amount of compensation paid by the Bank to the above supervisors nominated for re-election was as follows: RMB1,312,399 to Mr. Liu Ziqiang, RMB878,334 to Mr. Wang Xueqiang and RMB874,247 to Mr. Liu Wanming. The level of such remuneration was determined based on the duties and responsibilities of the respective supervisors owed towards the Bank. Except for those set forth above, none of the retiring directors and supervisors who offered themselves for re-election and the proposed new directors has any other relationship with any director, senior management, or substantial or controlling shareholder of the Bank.

In respect of each of the aforesaid retiring directors and supervisors who offered themselves for re-election and the proposed new directors, none of them has any interests in the shares of the Bank or its associated companies within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Moreover, there is nothing which needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules nor is there any issues which need to be brought to the attention of the shareholders. None of the retiring directors who offered themselves for re-election and the proposed new directors has been penalized by the China Securities Regulatory Commission or other relevant departments and stock exchange.

To enable shareholders to make an informed decision on the directors and supervisors to be elected and re-elected, the biographical details of relevant directors and supervisors are set out below for the information of shareholders.

1. **Mr. ZHANG Jinghua, Non-Executive Director**

   aged 50, has served as a Non-Executive Director of Bank of China Limited since August 2004. Mr. Zhang worked for the China Securities Regulatory Commission from January 1993 to August 2004 in various capacities, including Director of Listed Companies Department, Director of Market Supervision Department, Director of Fund Supervision Department, Director of International Cooperation and a member of the Planning and Development Commission. Mr. Zhang graduated from Northeast Forestry Institute in 1982 and obtained a MBA degree from the State University of New York in 1988.

2. **Ms. HONG Zhihua, Non-Executive Director**

   aged 54, has served as a Non-Executive Director of the Bank since August 2004. Ms. Hong previously worked for the State Administration of Foreign Exchange from January 1982 to August 2004 in various capacities, including Deputy Director General of the Policy and Regulation Department, Deputy Director General of the International Balance Department and Inspector of the General Affairs Department. Ms. Hong is a senior economist and graduated from Yunnan University with a Bachelor's degree in Chinese Literature in 1982.

3. **Ms. HUANG Haibo, Non-Executive Director**

   aged 54, has served as a Non-Executive Director of the Bank since August 2004. Ms. Huang worked for the PBOC from August 1977 to August 2004 in various capacities, including Deputy Director General of the Treasury Bureau. Ms. Huang graduated from the Accounting Department, Shanxi Finance University. She is a senior accountant and Certified Public Accountant of the Chinese Institute of Certified Public Accountants.

4. **Mr. CAI HAOYI, Non-Executive Director**

   aged 52, has worked in several positions in the People's Bank of China from 1986 to present, including Deputy Director of the Graduate School of the People's Bank of China, Deputy Director of Research Institute of Finance and Banking, Deputy Director of the Research Bureau, General Secretary of the Monetary Policy Committee and Deputy Director of the Monetary Policy Department. Mr. Cai has the professional title of research fellow, and currently serves as the tutor for postgraduate students of Financial Research Institute, the tutor for doctorial students of the University of International Business and Economics, and a member of China Society for Finance and Banking. He graduated from Economics Department of Peking University in 1983 with the bachelor's degree in economics. In 1986, he graduated from the Graduate School of the People's Bank of China with the master's degree in economics. In 1995, he continued the doctoral degree program of economics in the Graduate School of the People's Bank of China and got his Ph.D. in 2001.

5. **Mr. LIN YONGZE, Non-Executive Director**

   aged 56, has worked in several positions in the Ministry of Finance from 1986 to present, including Deputy Director and Director of the Agricultural Finance Department, Agricultural Taxation Department and Tax Policy Department, researcher of Tax System and Rule Department and Tax Policy Department, member of the Rural Tax and Fee Reform Working Group Office of the State Council, Deputy Director of Tax Policy Department, Deputy Director of Xinjiang Finance Department, and Deputy Ombudsman of Tariff Policy Department. Mr. Lin graduated from Zhongshan University in 1976 with a bachelor's degree.

6. **Mr. WANG GANG, Non-Executive Director**

   aged 54, has worked in several positions in the Ministry of Finance from 1989 to present, including official and Deputy Director of Income Tax Division of Tax Policy Department, Tax Policy Department and International Tax Department, Director of Turnover Tax Department, and Deputy Ombudsman of Tax Policy Department. Mr. Wang graduated from Finance Department of Central University of Finance and Economics, majoring in Finance. He received a master's degree in economics from the Tax Department of the university in 1988 and another master's degree in economics from the George Washington University in 1998.

7. **Mr. LIU ZIQIANG, Supervisor**

   aged 59, has served as Chairman of our Board of Supervisors since August 2004. Mr. Liu was Chairman of the Board of Supervisors of our bank before our corporate restructuring from July 2003 to August 2004. He was Chairman of the Board of Supervisors of the Agricultural Development Bank of China from June 2000 to July 2003, and Vice President of the CCB from April 1997 to June 2000 and head of Planning Department of CCB from February 1995 to April 1997. From November 1986 to May 1994, Mr. Liu held various positions in financial institutions in Shenzhen, including as Chief of the Shenzhen Development Bank Preparation Team, Deputy General Manager of Shenzhen Agricultural Bank, and Acting President, Board Chairman and General Manager of Shenzhen Development Bank. Mr. Liu received a Master's degree in Economics from the Graduate School of the PBOC in 1984.

8. **Mr. WANG XUEQIANG, Supervisor**

   aged 49, has been a Supervisor since August 2004. Mr. Wang served as a Director-General Supervisor of the Bank before our corporate restructuring from July 2003 to August 2004. From October 2001 to July 2003, Mr. Wang served as a Deputy Director-General Supervisor designated directly by the State Council at the Agricultural Development Bank of China. Mr. Wang worked for the MOF and the Central Financial Working Commission from April 1985 to October 2001. Mr. Wang obtained two Bachelor's degrees from Central University of Finance and Economics in 1996 and from Renmin University of China in 1998. Mr. Wang is a Certified Public Accountant qualified by the Chinese Institute of Certified Public Accountants

9. **Mr. LIU WANMING, Supervisor**

   aged 48, has been a Supervisor of the Bank since August 2004. From November 2001 to August 2004, designated directly by the State Council, he served as a Director Supervisor at Bank of Communications and a deputy Director-General Supervisor at our bank. From August 1984 to November 2001, Mr. Liu worked with the National Audit Office, the Agricultural Development Bank of China and Bank of Communications. Mr. Liu received a Bachelor's degree in Economics from Jiangxi University of Finance in 1984

2. **PROPOSAL ON THE ISSUE OF RENMINBI-DENOMINATED BONDS IN HONG KONG FOR AN AMOUNT NOT EXCEEDING RMB3 BILLION AND THE AUTHORIZATION OF THE BOARD TO FINALIZE AND DEAL WITH ALL RELATED MATTERS (SPECIAL RESOLUTION)**

It is proposed to authorize the Bank to issue bonds denominated in Renminbi on the following principal terms and the Board to finalize the terms of such issue including the timing of the issue, the issue size, the term and the interest rate and the execution of all related documentations

(1) Issue size

Taking into consideration the total amount of Renminbi-denominated deposits in Hong Kong, the development of Hong Kong bond market and the random survey of the views of Hong Kong investors, the issue size will not exceed RMB3 billion

(2) Term

In accordance with investment preference of Hong Kong investors and the utilization of the Bank's funds, the term will not exceed three years.

(3) Interest rate

The nominal rate of the Renminbi-denominated bonds will be determined by reference to the level of Renminbi deposit rate in Mainland China and Hong Kong and the level of bond yield in the relevant bond market, and will be finalized by reference to the term of the bond and prevailing market conditions.

Monthly Return On Movement of Listed Equity Securities (Form I)

Your submission has been approved ! Please record the Submission No. for future reference.

Submission Details

Date/Time submitted	06/06/2007	12:11:09	Submitted By	03988P02
Date/Time Approved	06/06/2007	12:11:08	Approved By	03988P01
Submission No.	EBIS-070605-00037		Status	Approved

Company Code	LM03988	Bank of China Limited		
Your Capacity				
Announcement Category	Unvetted		Announcement Type	Monthly Return I
Contact Person	Jason C.W. Yeung			
Contact No.	2846 2700			

For the month ended : 31/05/2007

Name of Company	LM03988	Bank of China Limited		
Contact Person	Jason C.W. Yeung			
Contact Telephone No.	2846 2700		Date submitted	06/06/2007

Section A Section B Section C Section D

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

- [x] Ordinary shares
- [ ] Preference shares
- [ ] Equity Warrants
- [ ] Other Classes of Shares

Section A Section B Section C Section D

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code :	3988	Description :	H shares	
	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month	76,020,251,269	RMB	1.00	76,020,251,269
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month	76,020,251,269	RMB	1.00	76,020,251,269

(2) Stock Code :		Description :	A shares	
	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month	177,818,910,740	RMB	1.00	177,818,910,740
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month	177,818,910,740	RMB	1.00	177,818,910,740

2. Preference Shares

Stock Code :		Description :		
	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

3. Other Classes of Shares

Stock Code :		Description :		
	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

Total Authorised Share Capital at the end of the Month RMB 253,839,162,009

Section A Section B Section C Section D

C. Movement in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month				
Balance at close of the month	76,020,251,269	177,818,910,740		

Section A Section B Section C Section D

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom
						Ordinary (1) Ordinary (2) Preference Other Class

Total Exercised Money During the Month HKD

Equity Warrants

Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Sthares Arising Therefrom
1. ( ) Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class
2. ( ) Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class
3. ( ) Stock Code	HKD				Ordinary (1) Ordinary (2) Preference

Subscription Price HKD				Other Class
4.	HKD			Ordinary (1) Ordinary (2) Preference Other Class
( ) Stock Code Subscription Price HKD				

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
1. Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class
2. Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class
3. Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class

Other Issues of Shares

Type of Securities			No. Of New Shares Arising Therefrom
1. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
2. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
3. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
4. Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1)

			Ordinary (2) Preference Other Class
5.**Bonus Issue**		Issue and allotment Date : (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
6.**Repurchase of share**		Cancellation Date: (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
7.**Redemption of share**		Redemption Date: (dd/mm/yyyy)	Ordinary (1) Ordinary (2) Preference Other Class
8.**Other** (Please specify)	At Price : HKD	Issue and allotment date	Ordinary (1) Ordinary (2) Preference Other Class

Remarks (Max 160 Characters):

Authorised Signatory

* Name Jason C.W. Yeung

* Title Company Secretary

OK

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Stock Code: 601988 Stock Name: Bank of China No. 2007-008

Bank of China Limited

Supplemental Notice of 2006 Annual General Meeting

Bank of China Limited (hereinafter the "Bank") and all members of the Board of Directors (hereinafter the "Board") warrant that the information disclosed is authentic, accurate and complete, and contains no false representations, misleading statements or material omissions.

The Board of the Bank published "Bank of China Limited Notice of 2006 Annual General Meeting" on China Securities, Shanghai Securities, Securities Times, China Daily, the website of the Shanghai Stock Exchange (www.sse.com.cn) and the website of the Bank (www.boc.cn) on April 25, 2007.

The Articles of Association of the Bank provides that a shareholder holding 5% or more of the total shares with voting power of the Bank shall have the right to propose additional motion(s) in connection with nomination of directors and supervisors to the shareholders' general meeting; a shareholder holding 3% or more of the total shares with voting power of the Bank shall have the right to propose other additional motion(s) to the shareholders' general meeting. On May 24, 2007, Central SAFE Investments Limited (hereinafter "Huijin"), which currently owns 67.49% of the total issued capital of the Bank, submitted to the Board the following interim proposals: proposals regarding elections of directors and supervisors of the Bank, and proposal on the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB 3 billion and the authorization of the Board to finalize and deal with all related matters.

Huijin proposes to nominate Mr. Zhang Jinghua, Ms. Hong Zhihua, Ms. Huang Haibo, Mr. Cai Haoyi, Mr. Lin Yongze and Mr. Wang Gang as non-executive directors of the Bank; nominate Mr. Liu Ziqiang, Mr. Wang Xueqiang and Mr. Liu Wanming as shareholder's representative supervisors of the Bank; and to submit the aforesaid proposals to the 2006 Annual General Meeting of the Bank for approval. Upon request of the Bank, Huijin proposes to the 2006 Annual General Meeting to approve the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB 3 billion and the authorization of the Board to finalize and deal with all related matters. According to the relevant provisions of the applicable laws and regulations as well as the Articles of Association of the Bank, the aforesaid proposals will be listed as additional proposals to the 2006 Annual General Meeting for approval.

1. Proposals regarding elections of directors and supervisors of the Bank (Ordinary

Resolutions)

Articles 122 and 175 of the Bank's Articles of Association provide that directors and shareholder's representative supervisors shall be elected by the shareholders' meeting and shall serve a term of office of three years commencing from the date of approval by the China Banking Regulatory Commission. A director and/or a supervisor may serve consecutive terms if he/she is re-elected upon the expiration of his/her term. Mr. Zhang Jinghua, Mr. Yu Erniu, Mr. Zhang Xinze, Ms. Zhu Yan, Ms. Hong Zhihua and Ms. Huang Haibo are non-executive directors whose terms of office will expire in August 2007. Mr. Liu Ziqiang, Mr. Wang Xueqiang and Mr. Liu Wanming are supervisors whose terms of office will expire in August 2007. Due to personal reasons, Mr. Yu Erniu, Mr. Zhang Xinze and Ms. Zhu Yan will retire from office upon the expiration of their current terms. Each of the remaining directors and supervisors has been nominated by Huijin and will offer themselves for re-election at the forthcoming Annual General Meeting. Furthermore, Huijin also proposes to nominate Mr. Cai Haoyi, Mr. Lin Yongze and Mr. Wang Gang as candidates for non-executive directors of the Bank in order to replace Mr.Yu Erniu, Mr. Zhang Xinze and Ms. Zhu Yan who will retire from office upon the expiration of their term of office. Accordingly, ordinary resolutions will be proposed at the forthcoming Annual General Meeting to re-elect Mr. Zhang Jinghua, Ms. Hong Zhihua and Ms. Huang Haibo as non-executive directors, to elect Mr. Cai Haoyi, Mr. Lin Yongze and Mr. Wang Gang as non-executive directors and to re-elect Mr. Liu Ziqiang, Mr. Wang Xueqiang and Mr. Liu Wanming as shareholder's representative supervisors of the Bank.

All the retiring directors and supervisors who offered themselves for re-election will be appointed for a term of three years which will end on the date of the Bank's Annual General Meeting in 2010. The term of office of the above newly nominated non-executive directors will commence from the date Mr. Yu Erniu, Mr. Zhang Xinze and Ms. Zhu Yan vacate their office or the date of approval by China Banking Regulatory Commission (whichever is later) and will end on the date of the Bank's Annual General Meeting in 2010.

None of the retiring directors who offered themselves for re-election and the proposed new directors has received any compensation from the Bank. They are instead remunerated by Huijin where they hold a position. All the retiring shareholder's representative supervisors who offered themselves for re-election receive compensation from the Bank according to the resolution of the shareholders' meeting. Except for those set forth above, none of the retiring directors and supervisors who offered themselves for re-election and the proposed new directors has any other relationship with any director, senior management, or substantial or controlling shareholder of the Bank.

In respect of each of the aforesaid retiring directors and supervisors who offered

themselves for re-election and the proposed new directors, none of them has any interests in the shares of the Bank or its associated companies within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Moreover, there is nothing which needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules nor is there any issues which need to be brought to the attention of the shareholders. None of the retiring directors who offered themselves for re-election and the proposed new directors has been penalized by the China Securities Regulatory Commission or other relevant departments and stock exchange. None of the independent non-executive directors of the Bank has indicated any objection to the aforesaid retiring directors who offered themselves for re-election and the proposed new directors.

In respect of each of the aforesaid retiring directors and supervisors who offered themselves for re-election, please refer to the Bank's 2006 Annual Report for their personal particulars. The personal particulars of Mr. Cai Haoyi, Mr. Lin Yongze and Mr. Wang Gang are as follows:

Cai Haoyi, aged 52, worked in several positions in the People's Bank of China from 1986 to present, including Deputy Director of the Graduate School of the People's Bank of China, Deputy Director of Research Institute of Finance and Banking, Deputy Director of the Research Bureau, General Secretary of the Monetary Policy Committee and Deputy Director of the Monetary Policy Department. Mr. Cai has the professional title of research fellow, and currently serves as the tutor for postgraduate students of Financial Research Institute, the tutor for doctorial students of the University of International Business and Economics, and a member of China Society for Finance and Banking. He graduated from Economics Department of Peking University in 1983 with the bachelor's degree in economics. In 1986, he graduated from the Graduate School of the People's Bank of China with the master's degree in economics. In 1995, he continued the doctoral degree program of economics in the Graduate School of the People's Bank of China and got his Ph.D. in 2001.

Lin Yongze, aged 56, worked in several positions in the Ministry of Finance from 1986 to present, including Deputy Director and Director of the Agricultural Finance Department, Agricultural Taxation Department and Tax Policy Department, researcher of Tax System and Rule Department and Tax Policy Department, member of the Rural Tax and Fee Reform Working Group Office of the State Council, Deputy Director of Tax Policy Department, Deputy Director of Xinjiang Finance Department, and Deputy Ombudsman of Tariff Policy Department. Mr. Lin graduated from Zhongshan University in 1976 with a bachelor's degree.

Wang Gang, aged 54, worked in several positions in the Ministry of Finance from 1989 to present, including official and Deputy Director of Income Tax Division of Tax Policy Department, Tax Policy Department and International Tax Department,

Director of Turnover Tax Department, and Deputy Ombudsman of Tax Policy Department. Mr. Wang graduated from Finance Department of Central University of Finance and Economics, majoring in Finance. He received a master's degree in economics from the Tax Department of the university in 1988 and another master's degree in economics from the George Washington University in 1998.

2. Proposal on the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB 3 billion and the authorization of the Board to finalize and deal with all related matters (Special Resolution)

It is proposed to authorize the Bank to issue bonds denominated in Renminbi on the following principal terms and the Board to finalize the terms of such issue including the timing of the issue, the issue size, the term and the interest rate and the execution of all related documentations.

(1) Issue size

Taking into account the total amount of Renminbi-denominatd deposit in Hong Kong, the development of Hong Kong bond market and the random survey of the views of Hong Kong investors, the issue size will not exceed RMB 3 billion.

(2) Term

In accordance with investment preference of Hong Kong investors and the utilization of the Bank's funds, the term will not exceed three years.

(3) Interest rate

The nominal rate of the Renminbi-denominated bonds will be determined by reference to the level of Renminbi deposit rate on the Chinese mainland and Hong Kong and the level of bond yield in the relevant bond market, and will be finalized by reference to the term of the bonds and prevailing market conditions.

Save as aforesaid issues, no other changes have been made to "Bank of China Limited Notice of 2006 Annual General Meeting" which was published by the Bank on April 25, 2007.

Contact method of the Meeting

Address: Board Secretariat, Bank of China Limited, 1 Fuxingmen Nei Dajie, Beijing, PRC
Post Code: 100818
Contact persons: Mr. Zhang Handong, Ms. Jiang Zhuo
Phone number: 86-10-66594567, 66594981
Fax: 86-10-66594579
Email: bocir@bank-of-china.com

The announcement is hereby made.

Board of Directors of Bank of China Limited

May 28, 2007

Appendix:

Proxy Form for the interim proposals of the Annual General Meeting of Bank of China Limited on 14 June 2007 and at any adjournment thereof

Appendix

PROXY FORM

For the interim proposals of the Annual General Meeting of Bank of China Limited on 14 June 2007 and at any adjournment thereof

I (We), as shareholder(s) of Bank of China Limited, entrust the chairman of the Meeting to vote on or entrust (Mr./Ms)__________ to attend and vote on the following interim proposals at 2006 Annual General Meeting of the Bank dated June 14, 2007 on behalf of me/us.

Voting Instructions:

No.	Proposals	For	Against	Abstain
	Ordinary resolution (Interim Proposals)			
11A	To consider and approve the election and re-election of directors of the Bank			
11A.1	To consider and approve the re-election of Mr. Zhang Jinghua as non-executive director of the Bank			
11A.2	To consider and approve the re-election of Ms. Hong Zhihua as non-executive director of the Bank			
11A.3	To consider and approve the re-election of Ms. Huang Haibo as non-executive director of the Bank			
11A.4	To consider and approve the election of Mr. Cai Haoyi as non-executive director of the Bank			
11A.5	To consider and approve the election of Mr. Lin Yongze as non-executive director of the Bank			
11A.6	To consider and approve the election of Mr. Wang Gang as non-executive director of the Bank			
11B	To consider and approve the re-election of supervisors of the Bank			
11B.1	To consider and approve the re-election of Mr. Liu Ziqiang as supervisor of the Bank			
11B.2	To consider and approve the re-election of Mr. Wang Xueqiang as supervisor of the Bank			
11B.3	To consider and approve the re-election of Mr. Liu Wanming as supervisor of the Bank			

Special resolution (Interim Proposals)				
16	To consider and approve the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB 3 billion and the authorization of the Board to finalize and deal with all related matters			

Note:

1. For above proposals, the trustor could tick in boxes of for, against and abstain for voting instruction.

2. A proxy could vote on his/her own intention if the trustor has no voting instruction.

3. Any press cutting, copy or home made copy of the proxy form is valid.

4. The proxy form becomes effective upon being completed and delivered to Board Secretariat of Bank of China Limited by hand, mailing, fax, or email by 3:00 p.m. of June 13, 2007.

Signature/Stamp of Trustor	Identification Card Number of Trustor
Number of Shares held by Trustor	Shareholder Account of Trustor
Signature of Proxy	Identification Card Number of Proxy
Power of Proxy:	
Date of Proxy:	Effective period of proxy is ended on the termination of this Meeting and/or any its adjourned meeting
Note: Individual shareholder shall sign and legal person shareholder shall affix the official seal to the proxy form.	

PROXY FORM

For the interim proposals of the Annual General Meeting of Bank of China Limited on 14 June 2007 and at any adjournment thereof

I (We), as shareholder(s) of Bank of China Limited, entrust the chairman of the Meeting to vote on or entrust (Mr./Ms)__________ to attend and vote on the following interim proposals at 2006 Annual General Meeting of the Bank dated June 14, 2007 on behalf of me/us.

Voting Instructions:

No.	Proposals	For	Against	Abstain
	Ordinary resolution (Interim Proposals)			
11A	To consider and approve the election and re-election of directors of the Bank			
11A.1	To consider and approve the re-election of Mr. Zhang Jinghua as non-executive director of the Bank			
11A.2	To consider and approve the re-election of Ms. Hong Zhihua as non-executive director of the Bank			
11A.3	To consider and approve the re-election of Ms. Huang Haibo as non-executive director of the Bank			
11A.4	To consider and approve the election of Mr. Cai Haoyi as non-executive director of the Bank			
11A.5	To consider and approve the election of Mr. Lin Yongze as non-executive director of the Bank			
11A.6	To consider and approve the election of Mr. Wang Gang as non-executive director of the Bank			
11B	To consider and approve the re-election of supervisors of the Bank			
11B.1	To consider and approve the re-election of Mr. Liu Ziqiang as supervisor of the Bank			
11B.2	To consider and approve the re-election of Mr. Wang Xueqiang as supervisor of the Bank			
11B.3	To consider and approve the re-election of Mr. Liu Wanming as supervisor of the Bank			

<table>
<tr><td colspan="5">Special resolution (Interim Proposals)</td></tr>
<tr><td>16</td><td>To consider and approve the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB 3 billion and the authorization of the Board to finalize and deal with all related matters</td><td></td><td></td><td></td></tr>
</table>

Note:

1. For above proposals, the trustor could tick in boxes of for, against and abstain for voting instruction.

2. A proxy could vote on his/her own intention if the trustor has no voting instruction.

3. Any press cutting, copy or home made copy of the proxy form is valid.

4. The proxy form becomes effective upon being completed and delivered to Board Secretariat of Bank of China Limited by hand, mailing, fax, or email by 3:00 p.m. of June 13, 2007.

Signature/Stamp of Trustor	Identification Card Number of Trustor
Number of Shares held by Trustor	Shareholder Account of Trustor
Signature of Proxy	Identification Card Number of Proxy
Power of Proxy:	
Date of Proxy:	Effective period of proxy is ended on the termination of this Meeting and/or any its adjourned meeting

Note: Individual shareholder shall sign and legal person shareholder shall affix the official seal to the proxy form.

Bank of China Limited
Supplemental Notice of 2006 Annual General Meeting

Bank of China Limited (hereinafter the "Bank") and all members of the Board of Directors (hereinafter the "Board") warrant that the information disclosed is authentic, accurate and complete, and contains no false representations, misleading statements or material omissions.

The Board of the Bank published "Bank of China Limited Notice of 2006 Annual General Meeting" on China Securities, Shanghai Securities, Securities Times, China Daily, the website of the Shanghai Stock Exchange (www.sse.com.cn) and the website of the Bank (www.boc.cn) on April 25, 2007.

The Articles of Association of the Bank provides that a shareholder holding 5% or more of the total shares with voting power of the Bank shall have the right to propose additional motion(s) in connection with nomination of directors and supervisors to the shareholders' general meeting; a shareholder holding 3% or more of the total shares with voting power of the Bank shall have the right to propose other additional motion(s) to the shareholders' general meeting. On May 24, 2007, Central SAFE Investments Limited (hereinafter "Huijin"), which currently owns 67.49% of the total issued capital of the Bank, submitted to the Board the following interim proposals: proposals regarding elections of directors and supervisors of the Bank, and proposal on the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB 3 billion and the authorization of the Board to finalize and deal with all related matters.

Huijin proposes to nominate Mr. Zhang Jinghua, Ms. Hong Zhihua, Ms. Huang Haibo, Mr. Cai Haoyi, Mr. Lin Yongze and Mr. Wang Gang as non-executive directors of the Bank; nominate Mr. Liu Ziqiang, Mr. Wang Xueqiang and Mr. Liu Wanming as shareholder's representative supervisors of the Bank; and to submit the aforesaid proposals to the 2006 Annual General Meeting of the Bank for approval. Upon request of the Bank, Huijin proposes to the 2006 Annual General Meeting to approve the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB 3 billion and the authorization of the Board to finalize and deal with all related matters. According to the relevant provisions of the applicable laws and regulations as well as the Articles of Association of the Bank, the aforesaid proposals will be listed as additional proposals to the 2006 Annual General Meeting for approval.

1. Proposals regarding elections of directors and supervisors of the Bank (Ordinary

Resolutions)

Articles 122 and 175 of the Bank's Articles of Association provide that directors and shareholder's representative supervisors shall be elected by the shareholders' meeting and shall serve a term of office of three years commencing from the date of approval by the China Banking Regulatory Commission. A director and/or a supervisor may serve consecutive terms if he/she is re-elected upon the expiration of his/her term. Mr. Zhang Jinghua, Mr. Yu Erniu, Mr. Zhang Xinze, Ms. Zhu Yan, Ms. Hong Zhihua and Ms. Huang Haibo are non-executive directors whose terms of office will expire in August 2007. Mr. Liu Ziqiang, Mr. Wang Xueqiang and Mr. Liu Wanming are supervisors whose terms of office will expire in August 2007. Due to personal reasons, Mr. Yu Erniu, Mr. Zhang Xinze and Ms. Zhu Yan will retire from office upon the expiration of their current terms. Each of the remaining directors and supervisors has been nominated by Huijin and will offer themselves for re-election at the forthcoming Annual General Meeting. Furthermore, Huijin also proposes to nominate Mr. Cai Haoyi, Mr. Lin Yongze and Mr. Wang Gang as candidates for non-executive directors of the Bank in order to replace Mr.Yu Erniu, Mr. Zhang Xinze and Ms. Zhu Yan who will retire from office upon the expiration of their term of office. Accordingly, ordinary resolutions will be proposed at the forthcoming Annual General Meeting to re-elect Mr. Zhang Jinghua, Ms. Hong Zhihua and Ms. Huang Haibo as non-executive directors, to elect Mr. Cai Haoyi, Mr. Lin Yongze and Mr. Wang Gang as non-executive directors and to re-elect Mr. Liu Ziqiang, Mr. Wang Xueqiang and Mr. Liu Wanming as shareholder's representative supervisors of the Bank.

All the retiring directors and supervisors who offered themselves for re-election will be appointed for a term of three years which will end on the date of the Bank's Annual General Meeting in 2010. The term of office of the above newly nominated non-executive directors will commence from the date Mr. Yu Erniu, Mr. Zhang Xinze and Ms. Zhu Yan vacate their office or the date of approval by China Banking Regulatory Commission (whichever is later) and will end on the date of the Bank's Annual General Meeting in 2010.

None of the retiring directors who offered themselves for re-election and the proposed new directors has received any compensation from the Bank. They are instead remunerated by Huijin where they hold a position. All the retiring shareholder's representative supervisors who offered themselves for re-election receive compensation from the Bank according to the resolution of the shareholders' meeting. Except for those set forth above, none of the retiring directors and supervisors who offered themselves for re-election and the proposed new directors has any other relationship with any director, senior management, or substantial or controlling shareholder of the Bank.

In respect of each of the aforesaid retiring directors and supervisors who offered

themselves for re-election and the proposed new directors, none of them has any interests in the shares of the Bank or its associated companies within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Moreover, there is nothing which needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules nor is there any issues which need to be brought to the attention of the shareholders. None of the retiring directors who offered themselves for re-election and the proposed new directors has been penalized by the China Securities Regulatory Commission or other relevant departments and stock exchange. None of the independent non-executive directors of the Bank has indicated any objection to the aforesaid retiring directors who offered themselves for re-election and the proposed new directors.

In respect of each of the aforesaid retiring directors and supervisors who offered themselves for re-election, please refer to the Bank's 2006 Annual Report for their personal particulars. The personal particulars of Mr. Cai Haoyi, Mr. Lin Yongze and Mr. Wang Gang are as follows:

Cai Haoyi, aged 52, worked in several positions in the People's Bank of China from 1986 to present, including Deputy Director of the Graduate School of the People's Bank of China, Deputy Director of Research Institute of Finance and Banking, Deputy Director of the Research Bureau, General Secretary of the Monetary Policy Committee and Deputy Director of the Monetary Policy Department. Mr. Cai has the professional title of research fellow, and currently serves as the tutor for postgraduate students of Financial Research Institute, the tutor for doctorial students of the University of International Business and Economics, and a member of China Society for Finance and Banking. He graduated from Economics Department of Peking University in 1983 with the bachelor's degree in economics. In 1986, he graduated from the Graduate School of the People's Bank of China with the master's degree in economics. In 1995, he continued the doctoral degree program of economics in the Graduate School of the People's Bank of China and got his Ph.D. in 2001.

Lin Yongze, aged 56, worked in several positions in the Ministry of Finance from 1986 to present, including Deputy Director and Director of the Agricultural Finance Department, Agricultural Taxation Department and Tax Policy Department, researcher of Tax System and Rule Department and Tax Policy Department, member of the Rural Tax and Fee Reform Working Group Office of the State Council, Deputy Director of Tax Policy Department, Deputy Director of Xinjiang Finance Department, and Deputy Ombudsman of Tariff Policy Department. Mr. Lin graduated from Zhongshan University in 1976 with a bachelor's degree.

Wang Gang, aged 54, worked in several positions in the Ministry of Finance from 1989 to present, including official and Deputy Director of Income Tax Division of Tax Policy Department, Tax Policy Department and International Tax Department,

Director of Turnover Tax Department, and Deputy Ombudsman of Tax Policy Department. Mr. Wang graduated from Finance Department of Central University of Finance and Economics, majoring in Finance. He received a master's degree in economics from the Tax Department of the university in 1988 and another master's degree in economics from the George Washington University in 1998.

2. Proposal on the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB 3 billion and the authorization of the Board to finalize and deal with all related matters (Special Resolution)

It is proposed to authorize the Bank to issue bonds denominated in Renminbi on the following principal terms and the Board to finalize the terms of such issue including the timing of the issue, the issue size, the term and the interest rate and the execution of all related documentations.

(1) Issue size

Taking into account the total amount of Renminbi-denominatd deposit in Hong Kong, the development of Hong Kong bond market and the random survey of the views of Hong Kong investors, the issue size will not exceed RMB 3 billion.

(2) Term

In accordance with investment preference of Hong Kong investors and the utilization of the Bank's funds, the term will not exceed three years.

(3) Interest rate

The nominal rate of the Renminbi-denominated bonds will be determined by reference to the level of Renminbi deposit rate on the Chinese mainland and Hong Kong and the level of bond yield in the relevant bond market, and will be finalized by reference to the term of the bonds and prevailing market conditions.

Save as aforesaid issues, no other changes have been made to "Bank of China Limited Notice of 2006 Annual General Meeting" which was published by the Bank on April 25, 2007.

Contact method of the Meeting

Address: Board Secretariat, Bank of China Limited, 1 Fuxingmen Nei Dajie, Beijing, PRC
Post Code: 100818
Contact persons: Mr. Zhang Handong, Ms. Jiang Zhuo
Phone number: 86-10-66594567, 66594981
Fax: 86-10-66594579
Email: bocir@bank-of-china.com

The announcement is hereby made.

Board of Directors of Bank of China Limited

May 28, 2007

Appendix:

Proxy Form for the interim proposals of the Annual General Meeting of Bank of China Limited on 14 June 2007 and at any adjournment thereof

PROXY FORM

For the interim proposals of the Annual General Meeting of Bank of China Limited on 14 June 2007 and at any adjournment thereof

I (We), as shareholder(s) of Bank of China Limited, entrust the chairman of the Meeting to vote on or entrust (Mr./Ms)__________ to attend and vote on the following interim proposals at 2006 Annual General Meeting of the Bank dated June 14, 2007 on behalf of me/us.

Voting Instructions:

No.	Proposals	For	Against	Abstain
Ordinary resolution (Interim Proposals)				
11A	To consider and approve the election and re-election of directors of the Bank			
11A.1	To consider and approve the re-election of Mr. Zhang Jinghua as non-executive director of the Bank			
11A.2	To consider and approve the re-election of Ms. Hong Zhihua as non-executive director of the Bank			
11A.3	To consider and approve the re-election of Ms. Huang Haibo as non-executive director of the Bank			
11A.4	To consider and approve the election of Mr. Cai Haoyi as non-executive director of the Bank			
11A.5	To consider and approve the election of Mr. Lin Yongze as non-executive director of the Bank			
11A.6	To consider and approve the election of Mr. Wang Gang as non-executive director of the Bank			
11B	To consider and approve the re-election of supervisors of the Bank			
11B.1	To consider and approve the re-election of Mr. Liu Ziqiang as supervisor of the Bank			
11B.2	To consider and approve the re-election of Mr. Wang Xueqiang as supervisor of the Bank			
11B.3	To consider and approve the re-election of Mr. Liu Wanming as supervisor of the Bank			

Special resolution (Interim Proposals)				
16	To consider and approve the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB 3 billion and the authorization of the Board to finalize and deal with all related matters			

Note:

1. For above proposals, the trustor could tick in boxes of for, against and abstain for voting instruction.

2. A proxy could vote on his/her own intention if the trustor has no voting instruction.

3. Any press cutting, copy or home made copy of the proxy form is valid.

4. The proxy form becomes effective upon being completed and delivered to Board Secretariat of Bank of China Limited by hand, mailing, fax, or email by 3:00 p.m. of June 13, 2007.

Signature/Stamp of Trustor	Identification Card Number of Trustor
Number of Shares held by Trustor	Shareholder Account of Trustor
Signature of Proxy	Identification Card Number of Proxy
Power of Proxy:	
Date of Proxy:	Effective period of proxy is ended on the termination of this Meeting and/or any its adjourned meeting
Note: Individual shareholder shall sign and legal person shareholder shall affix the official seal to the proxy form.	

END